

08026282

SECUR........ .... __ ....MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADMARK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 UNIVERSITY ST, STE 2800
                              (No. and Street)

SEATTLE   WA   98101
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH L. SCHOCKEN   (206) 623-1200
                                               (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN PLLC
                (Name – if individual, state last, first, middle name)
601 UNION ST STE 2300   SEATTLE   WA   98101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 3 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)

OATH OR AFFIRMATION

I, _____JOSEPH L. SCHOCKEN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____BROADMARK CAPITAL, LLC_____, as of ___DECEMBER 31___, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

Natalie R Scanten
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

* _Reserve requirement is not applicable._

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3)._

BROADMARK CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

CONTENTS



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
Broadmark Capital, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadmark Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 28, 2008

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Tel 206.382.7777 • **Fax** 206.382.7700 • www.pscpa.com

BROADMARK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	1,293,325
Accounts receivable, net of doubtful accounts of $3,200		16,526
Due from related parties		12,192
Prepaid expenses and other assets		8,850
Property and equipment, at cost, net of accumulated depreciation of $47,842		12,336
	$	1,343,229

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	38,573
Subordinated notes payable to related parties		81,600
Total liabilities		120,173
Member's equity		1,223,056
	$	1,343,229

See Notes to Financial Statements

4

BROADMARK CAPITAL, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2007

Revenues	
Fee income	2,020,366
Interest Income	26,156
Other	50,528
	2,097,050
Expenses	
Wages	424,710
Professional fees	146,188
Travel and entertainment	79,469
Rent	68,213
Payroll taxes and benefits	65,696
Local taxes	41,100
Office expense	29,485
Auto expense	18,260
Telephone	13,647
Regulatory and trading fees	10,300
Interest	8,111
Depreciation	7,894
Bad debt	6,298
Repair and maintenance	5,951
Dues and subscription	3,349
Insurance	1,761
Education	1,150
Other	7,674
	939,256
Net Income	**$ 1,157,794**

See Notes to Financial Statements

5

BROADMARK CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	680,862
Net income		1,157,794
Distribution to member-owner in the form of warrants (at estimated fair value)		(600)
Cash distributions		(615,000)
Balance, December 31, 2007	$	1,223,056

BROADMARK CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash Flows from Operating Activities	
Net income	$ 1,157,794
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	7,894
Warrants received for fee income	(600)
Change in operating assets and liabilities	
Accounts receivable	(14,799)
Due to/from related parties	81,693
Prepaid expenses and deposits	6,162
Accounts payable	14,730
Net cash flows from operating activities	1,252,874
Cash Flows from Investing Activity	
Purchase of fixed assets	(6,000)
Cash Flows from Financing Activity	
Distributions to members	(615,000)
Increase in Cash	**631,874**
Cash, beginning of year	661,451
Cash, end of year	$ 1,293,325

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Broadmark Capital, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company is located in Seattle, Washington.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested into it. The Company has a single member-owner called Broadmark Holdings, LLC. Broadmark Holdings, LLC has a single member-owner called Tranceka, LLC ("Tranceka").

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 86% of fee income was earned from two companies in 2007.

Fees associated with locating investors for companies are recognized when the services are completed. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. On occasion, the Company has deposits in excess of federally insured limits.

Accounts Receivable

Accounts receivable represent advances of expenses to current and potential customers. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance.

Property and Equipment

Depreciation of property and equipment is recognized on the straight-line basis over the estimated lives of the assets ranging from three to seven years.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner.

Note 2. Related Party Transactions

The Company pays various office expenses each month on behalf of a company which is owned, in part, by Tranceka. The Company is reimbursed every month for these expenses. The total expenses reimbursed by this company were $12,992 in 2007.

The Company has a receivable for approximately $11,681 from a customer. Fee income earned from this customer was $1,013,595 during 2007. The Company's president is on this company's board of directors. In addition, the Company has miscellaneous other receivables from related parties amounting to $511. Accordingly, total related party receivables are $12,192.

Note 3. Subordinated Notes Payable to Related Parties

The subordinated notes payable are due to an officer of the Company ($15,000) and the Company's member-owner ($66,600). The notes are unsecured, bear interest at 10%, and are due on April 30, 2008. Interest expense incurred (and paid) on these notes in 2007 was $8,111.

Note 4. Operating Lease

The Company leases one office under a noncancelable operating lease. The following is a schedule of future minimum rental payments required under the lease for the years ending December 31:

2008	$	84,264
2009		63,198
	$	147,462

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2007, the required minimum net capital was $5,000. The Company had computed net capital of $1,229,140 at December 31, 2007, which was in excess of the required net capital level by $1,224,140. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .03 to 1.

SUPPLEMENTARY INFORMATION

BROADMARK CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

COMPUTATION OF NET CAPITAL

Member's equity		$ 1,223,056
Liabilities subordinated to claims of general creditors		81,600
Deductions		
Petty cash	$ 200	
Unsecured receivables from noncustomers	28,718	
Prepaid expenses	8,290	
Property and equipment	12,336	
Deposits and other	560	(50,104)
Haircuts on security positions money market accounts		(25,412)
Net capital		1,229,140
Minimum net capital		5,000
Excess net capital		$ 1,224,140

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	38,573
Total aggregate indebtedness	$	38,573

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		3%
Ratio of aggregate indebtedness to net capital		.03 to 1

BROADMARK CAPITAL, LLC

SCHEDULE II – RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS
REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2007

Net capital per the broker's unaudited Focus Report, Part IIA,
  and net capital as recalculated $ 1,229,140

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA,
as a result of our audit.

BROADMARK CAPITAL, LLC

SCHEDULE III – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	81,600
Loans/Repayments		-
Balance, December 31, 2007	$	81,600



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Broadmark Capital, LLC
Seattle, Washington

In planning and performing our audit of the financial statements of Broadmark Capital, LLC ("the Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

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Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan PLLC

January 28, 2008

END